 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

RedHill Biopharma Ltd. (the “Company”) today announced that, through a subsidiary, it entered into a License and Commercial Supply Agreement with Ferring Pharmaceuticals (“Ferring”) for exclusive global commercialization rights to Rebyota® and exclusive U.S. commercialization rights to Clenpiq® (together, the “Products”). The Agreement has an initial term of thirteen (13) years, with automatic renewals for successive two-year periods unless either party elects not to renew. The transaction included an upfront payment of $12 million to Ferring, tiered royalties of 5% to 20% on net sales and potential capped sales milestones and certain other contingent payments, in each case subject to specified future events.

The Agreement also provides for the purchase of existing Rebyota® inventory with deferred payment terms and minimum annual purchase commitments for Rebyota® during 2027 through 2029. Ferring will continue to manufacture and supply the Products during the term, and the Company, through its subsidiary, will have the exclusive right and responsibility to commercialize the Products in the applicable territories.

Attached hereto and incorporated by reference in this Report on Form 6-K is the following exhibit:

Exhibit 99.1: Press release, dated September 1, 2026, entitled: “RedHill Announces Transformational Acquisition of Commercialization Rights to Ferring’s Rebyota® and Clenpiq®.”

This Form 6-K (other than the management comments in the second and fourth paragraphs of Exhibit 99.1) is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), October 13, 2023 (File No. 333-274957), as amended, on August 9, 2024 (File No. 333-281417) and on July 2, 2026 (File No. 333-297223).

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: September 1, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer